July 6, 2021

Katherine Bagley

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Core & Main, Inc.

Amendment 1 to Registration Statement on Form S-1

Filed June 14, 2021

File No. 333-256382

Dear Ms. Bagley:

This letter sets forth the responses of Core & Main, Inc. (the “Registrant”) to the comments contained in your letter, dated July 1, 2021, relating to Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), filed by the Registrant on June 14, 2021. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

Amendment 1 to Registration Statement on Form S-1 Filed June 14, 2021

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Statement of Operations for the Fiscal Year Ended January 31, 2021, page 95

1.	Please tell us how adjustment (8) to accumulated deficit has been reflected in your pro forma statement of operations. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.

In response to the Staff’s comment, the Registrant has revised the disclosure to include adjustment (16), which describes how amounts in adjustment (10) (formerly adjustment (8) in Amendment No. 1) that impact accumulated deficit have been reflected in our pro forma statement of operations for the fiscal year ended January 31, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 117

2.	We are still reviewing your response to comment 3 and may have additional comments.

In response to the Staff’s comment, the Registrant has revised its disclosure to eliminate references to Return on Net Assets.

Core & Main Holdings, LP Consolidated Financial Statements, page F-5

3.	We are still reviewing your response to comment 7 and may have additional comments.

K. Bagley	2	July 6, 2021

In response to the Staff’s comment, the Registrant represents to the Staff that, had it performed its impairment assessment of long-lived assets at the district level, there would have been no material impairment of long-lived assets for the fiscal year ended January 31, 2021. The Registrant respectfully advises the Staff that it has approximately 80 districts, which aggregates its approximately 285 branches based on geographic proximity, overlapping customers and common management. The Registrant also confirms that future assessments of long-lived assets will be undertaken on the same supplemental basis.

In addition, in response to the Staff’s comment 28 in its letter dated May 14, 2021, the Registrant further represents to the Staff that, had it performed its impairment assessment of goodwill using Waterworks and Fire Protection as reporting units, there would have been no material impairment of goodwill for the fiscal year ended January 31, 2021. The Registrant also confirms that future assessments of goodwill will be undertaken on the same supplemental basis.

*****

K. Bagley	3	July 6, 2021

If you have any questions regarding this letter, please do not hesitate to call me at (314) 995-9110, or Paul M. Rodel at (212) 909-6478 or Peter J. Loughran at (212) 909-6375.

Best Regards,

/s/ Stephen O. LeClair
Stephen O. LeClair

cc:	Rufus Decker

Dietrich King

Patrick Kuhn

U.S. Securities and Exchange Commission

Paul M. Rodel

Debevoise & Plimpton LLP